UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended February 2024

Commission File No. 001-41493

Lichen China Limited

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

On February 26, 2024, the Board of Directors, Nominating Committee and the Compensation Committee approved by resolution and confirmed the appointment of Mr. Robert Bodenstein as a director of the Company, with an annual compensation of US$5,000, effective upon approval of the resolution, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Bodenstein is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Mr. Bodenstein will be serving on the Board of Directors as a non-employee, independent director. Mr. Bodenstein has also been named as a member of the Nominating Committee, the Compensation Committee, and the Audit Committee.

The foregoing descriptions of our offer letter to Mr. Bodenstein is qualified in their entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Bodenstein and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Bodenstein is set forth below:

Robert Bodenstein, age 61

Mr. Robert Bodenstein has over 40 years of experience in business consulting and marketing consulting, specializing in providing management consulting services, developing business development strategies, business evaluation, and information technology (IT) and strategic management of sustainability. He was the co-founder in two IT start-ups and has served as a member of the board in various funding organizations. Besides, he has delivered projects in Europe, Middle East, and Asia. He has previously worked with clients in different industries such as tourism, trade, and IT, and international companies of different sizes.

More notably, Mr. Bodenstein has held positions in multiple professional organizations, including serving as the Chair (2021-Present) and Vice Chair (2014-2021) of the International Council of Management Consulting Institutes (ICMCI), as the Chair of the Chamber of Commerce Austria Consulting and Information Division, an organization that covers management consulting, IT, and communication business, and also as the Chair of the committee under the ISO TC 280 (Management Consultancy), which works with member countries in setting up the standard ISO 20700:2017 Management Consulting Services. In addition, Mr. Bodenstein has co-authored several books on management consulting, including “Consulting Governance” (ISBN: 978-3-662-67945-6) and “Managing Sustainability–a strategic approach” (forthcoming spring 2024). Mr. Bodenstein is an expert witness confirmed by oath at the Commercial Court Vienna, which also demonstrates his professional expertise in business valuation and management.

Mr. Bodenstein received his MBA Degree in General Management from the Joseph-Schumpeter Institut Wels, School of Applied Studies. He is a Certified Management Consultant (CMC).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter to Mr. Robert Bodenstein, dated February 26, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: February 27, 2024	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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